EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

June 22, 2015	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Reports Results from 2014 / 2015 Bralorne Gold Mine Drill Program

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) today announces the results from the 2014 drill program as well as results from the program thus far in 2015 at its wholly owned Bralorne Gold Mine property located 240 km north of Vancouver, British Columbia.

Surface diamond drilling was carried out on the Bralorne property from December 2014 through April 2015. Thirty-two holes were completed during this period, totaling 7,793.0 metres. The program commenced in December of 2014, stopped for the holiday season and was put on hold in April 2015 to allow assay compilation to be completed in order to formulate a plan for follow up drilling. As was expected, the results indicated that significant mineralization exists in the undeveloped gap zones between the historic Bralorne, Pioneer and King Mines; further exploration is necessary to increase the resource base.

“Overall the recent drilling results were quite positive with a number of zones having been identified that warrant underground mine investigation and further drilling. Many of the drill holes intersected visible gold within the veins, which attests to the significant endowment of coarse gold in this historically productive mining camp and the presence of gold in quartz veins in the past has been a strong indicator of potentially economic mineralization. The mineralized zones outlined are more continuous vertically than horizontally, which is a characteristic of the known deposits at Bralorne and is common amongst other mesothermal-type gold quartz vein deposits such as at the Red Lake and Timmins gold districts. This vertical continuity suggests good potential for significant discoveries at depth”.

- Dr. Mathew Ball, Vice President of Operations Canada, Avino Silver & Gold Mines Ltd.

Operational Update

Avino is pleased to report that the permit to raise the tailings dam (according to the original design) has been received. The Company has retained independent engineering firms to oversee and build the dam raise; work is expected to commence this summer.

Avino is committed to modernizing the operation, upgrading the mining equipment, and expanding the mine. The Company is experienced with turnaround situations as proven with the reactivation of the Avino Mine in Mexico and plans to issue a comprehensive operational update when key milestones have been achieved.

1

2014 Drilling

In 2014, a total of 1218.9 metres (3,999 feet) of NQ core was drilled in 10 holes to explore the Shaft and Prince veins in the northern part of the property. Seventeen significant intercepts were identified (significant is defined for this purpose as greater or equal to 0.10 ounce per ton gold), and these are listed in the table below:

Hole	Azimuth	Inc.	From (m)	To (m)	Length (m)	True Width (m)	Au (g/T)	Au (oz/ton)	Gold	Vein
SB14-001	197.3	-44.0	10.9	11.2	0.3	0.1	3.98	0.116		QVZN
SB14-001	197.3	-44.0	62.8	63.0	0.2	0.2	6.10	0.178		QVZN
SB14-001	197.3	-44.0	76.7	77.7	1.0	0.9	26.96	0.786	3	Prince
SB14-001	197.3	-44.0	78.6	78.9	0.2	0.2	12.32	0.359		Prince FW
SB14-002	139.0	-45.0	39.4	39.9	0.5	0.4	41.00	1.196	4	Shaft
SB14-003	190.5	-46.8	33.8	34.6	0.8	0.6	5.80	0.169		QVZN
SB14-003	190.5	-46.8	43.3	45.8	2.3	2.2	10.25	0.299		Shaft
SB14-003	190.5	-46.8	52.4	52.6	0.2	0.2	6.56	0.191		Shaft FW
SB14-003	190.5	-46.8	90.5	90.8	0.3	0.2	6.60	0.193		QVZN
SB14-004	174.0	-64.8	55.0	56.1	1.1	0.7	10.60	0.309		Shaft
SB14-004	174.0	-64.8	59.3	59.6	0.4	0.3	7.27	0.212		Shaft FW
SB14-005	151.3	-46.5	46.9	47.9	1.0	0.8	7.12	0.208		Shaft
SB14-006	168.4	-46.6	12.1	12.3	0.2	0.2	7.74	0.226		QV
SB14-007	165.5	-64.0	14.1	14.4	0.3	0.2	4.24	0.124		ALT
SB14-008	181.0	-54.4	86.6	86.9	0.3	0.2	87.84	2.562	2	Shaft
SB14-009	158.4	-50.6	78.2	79.1	0.9	0.7	11.50	0.335	4	Shaft
SB14-010	141.0	-51.6	83.7	85.3	1.6	1.1	4.65	0.136		Shaft

Explanation: Gold = number of grains of visible gold, QV=quartz vein, QVZN=quartz vein zone, ALT = altered zone oz/ton= ounce per short ton, Au = gold, Inc.=inclination,

Cautionary Note: The company considers all intercepts assaying 0.1 oz/ton Au or greater as significant, but cautions that these intercept data are preliminary in nature and not conclusive evidence of the likelihood of the occurrence of an economic mineral deposit.

Shaft Vein Results

Seven significant intercepts were identified on the Shaft vein. The results indicate a mineralized zone above the 400 level that is approximately 75 metres in strike length and vertical extent.

Prince Vein Results

Five holes were drilled through the Shaft vein to intersect the Prince vein, about 30 metres into the footwall of the Shaft vein. Of these, a single significant intercept was identified on the Prince vein in hole SB14-001. Hole SB14-001 also intersected a splay vein in the footwall of the Prince vein. Other significant intercepts were identified on quartz veins that had not previously been identified; these are potentially new discoveries if they can be shown to be continuous. Follow-up drilling is warranted on the Shaft vein below the 400 level and possibly on the Prince vein.

2

2015 Drilling

In 2015, a total of 6574.2 metres (21,569 feet) of NQ core was drilled and 22 holes were completed to explore the Alhambra, 52 and 77 veins. The Alhambra vein was first tested by 3 holes drilled near the recent underground workings, and then 19 holes were completed through the 77 and 52 veins. Significant intercepts are listed in the table below:

Hole	Azimuth	Inc.	From (m)	To (m)	Length (m)	True Width (m)	Au (g/T)	Au (oz/ton)	Gold	Vein
SB15-001	189.5	-56.1	118.0	118.4	0.4	0.2	17.45	0.509		Alhambra
SB15-002	137.5	-46.9	44.7	45.5	0.8	0.2	3.81	0.111		BK
SB15-002	137.5	-46.9	81.8	82.4	0.6	0.3	25.50	0.744		QV
SB15-002	137.5	-46.9	103.6	104.4	0.8	0.6	5.64	0.165		Alhambra
SB15-003	124.0	-43.2	6.6	6.9	0.3	0.2	9.42	0.275		QV
SB15-003	124.0	-43.2	106.7	107.1	0.6	0.3	4.41	0.129		Alhambra
SB15-003	124.0	-43.2	111.6	111.8	0.2	0.2	3.42	0.100		Alhambra FW
SB15-004	214.3	-57.2	230.4	230.9	0.5	0.2	9.52	0.278		QV
SB15-005	219.2	-63.0	29.7	29.9	0.2	0.2	7.98	0.233		51B FW
SB15-005	219.2	-63.0	30.5	30.9	0.4	0.3	6.68	0.195	1	51B FW
SB15-005	219.2	-63.0	63.2	63.5	0.3	0.2	3.64	0.106		QV
SB15-005	219.2	-63.0	75.1	75.4	0.3	0.2	7.31	0.213		QV
SB15-006	190.1	-50.1	28.7	29.0	0.3	0.2	3.51	0.102		51B FW
SB15-006	190.1	-50.1	269.1	269.5	0.4	0.3	10.24	0.299		52
SB15-007	199.8	-68.5	54.5	54.7	0.2	0.1	10.78	0.314		QV
SB15-007	199.8	-68.5	213.5	213.7	0.2	0.1	6.83	0.199	1	QV
SB15-007	199.8	-68.5	278.1	278.7	0.6	0.4	15.52	0.453	4	52
SB15-007	199.8	-68.5	281.8	282.6	0.8	0.5	7.61	0.222		52 FW
SB15-008	200.8	-50.2	227.6	228.1	0.5	0.5	7.38	0.215		77
SB15-008	200.8	-50.2	244.4	244.8	0.4	0.3	9.46	0.276		QV
SB15-008	200.8	-50.2	245.9	247.3	1.4	1.2	7.56	0.220		QVZN
SB15-010	205.2	-75.0	24.3	24.9	0.6	0.2	5.12	0.149	2	QVZN
SB15-010	205.2	-75.0	59.3	60.0	0.8	0.5	5.68	0.166	1	QV
SB15-010	205.2	-75.0	76.0	76.3	0.3	0.2	3.44	0.100		QV
SB15-010	205.2	-75.0	260.8	261.2	0.4	0.2	6.84	0.199	1	QV
SB15-011	215.0	-75.5	40.0	40.5	0.5	0.3	6.38	0.186	1	QV
SB15-011	215.0	-75.5	49.9	50.4	0.5	0.1	16.48	0.481	2	QV
SB15-011	215.0	-75.5	62.7	63.0	0.3	0.2	5.05	0.147	1	QV
SB15-011	215.0	-75.5	63.5	63.7	0.2	0.1	7.47	0.218		QVZN
SB15-011	215.0	-75.5	191.7	192.7	1.0	0.6	20.50	0.598	5	77
SB15-011	215.0	-75.5	257.3	257.8	0.5	0.3	29.32	0.855	3	QV
SB15-011	215.0	-75.5	301.2	302.9	1.7	1.1	13.01	0.379	10	52
SB15-012	215.0	-66.0	29.7	30.4	0.7	0.6	13.30	0.388		QV
SB15-012	215.0	-66.0	30.9	31.2	0.3	0.3	3.60	0.105		QV
SB15-012	215.0	-66.0	63.4	63.9	0.5	0.3	15.07	0.440		QV
SB15-012	215.0	-66.0	269.9	270.4	0.5	0.4	13.83	0.403	1	52 HW
SB15-012	215.0	-66.0	284.0	284.9	0.9	0.6	12.54	0.366	3	52
SB15-014	224.0	-71.3	66.9	67.2	0.3	0.2	6.12	0.179	1	QV
SB15-014	224.0	-71.3	180.5	181.4	0.9	0.6	17.87	0.521	23	77
SB15-014	224.0	-71.3	286.0	286.3	0.3	0.2	6.05	0.176	1	52
SB15-015	227.0	-79.0	61.7	61.9	0.2	0.2	3.57	0.104		QV
SB15-015	227.0	-79.0	89.4	89.9	0.5	0.5	5.66	0.165		QV
SB15-015	227.0	-79.0	199.8	201.5	1.7	1.0	12.13	0.354		77
SB15-015	227.0	-79.0	314.2	314.4	0.2	0.1	34.55	1.008	12	52
SB15-016A	242.0	-75.7	36.6	36.9	0.3	0.2	4.96	0.145		QV
SB15-016A	242.0	-75.7	51.0	51.1	0.1	0.1	6.23	0.182		QVZN
SB15-016	242.3	-74.8	323.5	324.6	1.1	0.6	4.31	0.126		52
SB15-017	193.5	-59.4	31.5	31.9	0.4	0.4	6.56	0.191	2	QV
SB15-017	193.5	-59.4	54.8	55.0	0.2	0.1	4.55	0.133		ALT
SB15-017	193.5	-59.4	278.7	279.4	0.7	0.6	10.50	0.306		52
SB15-019	204.8	-50.3	184.7	185.1	0.4	0.4	4.84	0.141		QV
SB15-020	216.5	-53.0	254.8	256.5	1.7	1.5	21.53	0.628		77
SB15-021	226.0	-61.6	274.4	275.1	0.7	0.5	3.69	0.108	2	77
SB15-022	220.0	-66.8	251.5	251.9	0.4	0.3	4.38	0.128		77

Explanation: Gold = number of grains of visible gold, QV=quartz vein, QVZN=quartz vein zone, ALT = altered zone oz/ton= ounce per short ton, Au = gold, Inc.=inclination,

Cautionary Note: The company considers all intercepts assaying 0.1 oz/ton Au or greater as significant, but cautions that these intercept data are preliminary in nature and not conclusive evidence of the likelihood of the occurrence of an economic mineral deposit.

3

Alhambra Vein Results

Significant intercepts were identified in all of the Alhambra holes; however, when composite grades are calculated over a 1.2 metre (4 foot) minimum mining width, only one intercept is marginally significant at 0.109 oz/ton over 1.2 metres. The results suggest that high grade mineralization does not extend very far beyond the current mine workings on that vein. Hole SB15-002 also intersected 1.9 feet that assayed 0.744 oz/ton gold before intersecting the Alhambra structure. This intercept is interpreted as a splay vein between the BK9870 and Alhambra veins. Follow-up investigation is warranted.

77 Vein Results.

The 77 vein was historically the most productive vein in the Bralorne mining camp. Drilling in 2015 targeted the extension of this vein southwards into the gap area between the former Bralorne and Pioneer mines. Significant intercepts were identified in 7 holes, of which four are also significant when averaged over a minimum mining width of 1.2 metres (4 feet). The drilling defined two steeply plunging mineralized shoots. The easternmost shoot is approximately 23 metres in horizontal extent and 150 metres in vertical extent. This shoot occurs entirely within soda granite. The western shoot is approximately 30 metres in strike length and 75 metres in vertical extent. Additional drilling is warranted to further test the down plunge extents initially as far as, and below the 800 Level. Additional drilling is also warranted to follow-up previous intercepts west of the soda granite that may be the top of another shoot.

52 Vein Results

The 52 vein lies parallel to the 77 vein and was also explored in 2015 along its southern extension in the gap between the former Bralorne and Pioneer mines. Significant intercepts were identified in 7 holes, of which five are significant when averaged over a minimum mining width of 1.2 metres (4 feet). The drilling defined a single mineralized shoot with a horizontal dimension of about 38 metres and a vertical extent of 122 metres. The shoot is open to depth and possibly also upwards. Visible gold was observed in many of the holes that intersected this zone. Mine advancement should be considered for detailed investigation of the gold content. Further drilling is warranted to test the extents of this shoot. Drilling is also warranted to follow-up previous hole SB88-78 that intersected a banded quartz vein that assayed 1.19 oz/ton over 0.4 metres (1.4 feet).

Qualified Person

Avino's Bralorne Mine project is under the supervision of Dr. Mathew Ball, P.Geo. Dr. Ball is a qualified person ("QP") within the context of National Instrument 43-101. Dr. Ball has reviewed and approved all the applicable technical data herein.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne Property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

_____________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

4

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

3